Filed Pursuant to Rule 433

File No. 333-253892

June 2, 2021

Westport Fuel Systems Inc.

Marketed Offering of Common Shares

June 2, 2021

Issuer:	Westport Fuel Systems Inc. (the “Company”).
Symbol/ Exchange:	“WPRT” / TSX; “WPRT” / Nasdaq.
Offering:	18,200,000 common shares (“Common Shares”).
Offering Price:	US$5.50 per Common Share (the “Offer Price”).
Over-Allotment Option:	The Company has granted to the underwriters an over-allotment option, exercisable, for a period of 30 days after the Closing Date, to purchase up to an additional 2,730,000 Common Shares under the Offering at the Offer Price.
Underwriting Basis:	Marketed underwritten public offering.
Eligibility	The Common Shares will be eligible for Canadian RRSPs, RRIFs, RESPs, TFSAs and RDSPs.
Joint Bookrunners:	RBC Capital Markets and J.P. Morgan.
Closing Date:	Expected to be on or about June 8, 2021.

A final base shelf prospectus dated March 16, 2021 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Please contact your RBC Capital Markets representative for more details. This communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of or an offer to buy any securities that may be described herein in any in any state or jurisdiction in which such offer to sell or solicitation would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Company has filed a registration statement on Form F-10 (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement relating to this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR at www.sec.gov or SEDAR at www.sedar.com. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the base shelf prospectus, and any applicable shelf prospectus supplement, or you may request it by contacting your RBC Capital Markets sales representative, from: RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attn: Distribution Centre, or via telephone: 1-416-842-5349, or via email at Distribution.RBCDS@rbccm.com.